SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                  infoUSA Inc.
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                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
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                         (Title of Class of Securities)


                                    456818301
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                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcet Place
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 22, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No.  456818301
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,482,200

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     3,263,940

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,263,940

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Value Equity Partners, LP - 06 1425087

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     154,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     154,500

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 456818301
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Item 1.  Security and Issuer.

The name of the issuer is infoUSA Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

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Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Fawcet Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas
J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,263,940 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $34,256,061.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have certain concerns regarding the conduct of the Board of Directors, and, as previously disclosed on the Reporting Persons' initial filing on Schedule 13D, on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Board of Directors of the Issuer expressing these concerns. This Amendment No. 2 to Schedule 13D is being filed to report that on February 22, 2006, Cardinal Value Equity Partners, LP filed under seal a derivative and class action complaint, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N in the Court of Chancery of the State of Delaware. The complaint is sealed in accordance with the terms of a confidentiality agreement between Cardinal Value Equity Partners, LP and the Issuer, dated September 23, 2005 entered into in connection with the Cardinal Value Equity Partners, LP's demand for inspection of corporate records under Section 220 of Delaware Corporation Law.

In an effort to protect the investment of Cardinal Clients and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 3,263,940 Shares and 154,500 Shares, respectively, constituting 6.1% and 0.29% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 1,482,200 Shares and dispose or direct the disposition of 3,263,940 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the sole power to vote or direct the vote of and dispose or direct the disposition of 154,500 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons since February 3, 2006 are listed on Exhibit B.

The 3,263,940 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

Transactions in the Shares which have been effected by the Reporting Persons since February 3, 2006 are listed on Exhibit B.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 24, 2006
                                     ----------------------------------------
                                                (Date)


                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 2 to Schedule 13D dated February 24, 2006, relating to the Common Stock of infoUSA Inc. shall be filed on behalf of the undersigned.



                                      CARDINAL VALUE EQUITY PARTNERS, LP*

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                    Exhibit B


       Schedule of Transactions in Shares since February 3, 2006
       ---------------------------------------------------------


Tran      Trade        Settle                       Trade
Code      Date         Date          Quantity       Amount
----      -----        ------        --------       -------

Buy      2/3/2006      2/8/2006       1,300       14,155.02
Sell     2/6/2006      2/9/2006         200        2,054.93
Buy      2/7/2006     2/10/2006       4,500       47,540.65
Sell    2/14/2006     2/17/2006         100        1,112.70
Sell    2/14/2006     2/17/2006         300        3,338.09
Sell    2/14/2006     2/17/2006         600        6,676.17
Sell    2/14/2006     2/17/2006       1,000       11,126.95
Buy     2/14/2006     2/17/2006         450        5,021.95
Buy     2/15/2006     2/21/2006       2,700       30,510.00